Exhibit 99.1

Zürich, Switzerland, December 29, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announces that its Chief Executive Officer, Alex Zwyer, has issued the following letter to shareholders:

NLS Pharmaceutics CEO Issues Letter to Shareholders

To our Shareholders and Friends,

In 2023, there were significant challenges both within the healthcare sector and around the globe, from the ongoing wars in Ukraine and the Middle East, adjusting to a post-pandemic world, to growing geopolitical tensions and widespread political division. Closer to home, biotech financing was more challenging than ever as all types of financing decreased dramatically versus previous years. All of these have had serious consequences on our company, our colleagues, and most importantly, you, our shareholders.

As you have continued to support the advancement of our pipeline in rare sleep disorders and other rare and debilitating Central Nervous System (CNS) disorders, I wanted to take a moment to report on the progress that we have made as well as the challenges we have sustained.

At the start of 2023, we outlined our objectives for the year, which included:

●	Continuing to build an organization dedicated to rare and complex CNS disorders

●	Solidifying the opportunity for lead product Mazindol ER’s success through a rigorous Phase 3 program

●	Realizing Mazindol ER’s full potential across a variety of rare sleep disorders

●	Progressing pipeline of innovative products to meet the unmet needs of patients and transforming the lives of patients with rare diseases

Despite many challenges, we have delivered on many of these as well as other accomplishments, including partaking in numerous investor conference presentations, medical congresses, additions of crucial leadership positions, key opinion leader events, and more. As we near the end of 2023 and close out this challenging year, I wanted to take the opportunity to share the progress that we have made, which we could not have achieved without your help.

Clinical Successes

Earlier this year, we reported on positive full results from the Phase 2 clinical trial (NLS-1021) and open-label extension (NLS-1022) evaluating our lead product candidate, Mazindol ER, in the treatment of narcolepsy. The trial met its primary endpoint with high statistical significance, demonstrating the efficacy, tolerability, and safety of the treatment. These exciting results were presented at SLEEP 2023 in Indianapolis, the annual meeting of the American Academy of Sleep Medicine (AASM) and the Sleep Research Society (SRS).

Despite not initially receiving fast-track designation, the request can be reinitiated at any time during the drug development process and therefore may be resubmitted following the completion of the next phase of development. Fast track is a process designed to facilitate the development and expedite the review of drugs to treat serious conditions and fill an unmet medical need, getting important new drugs to the patient earlier.

In July 2023, NLS announced that the Phase 3 clinical trial (which we call the AMAZE Program) protocol to evaluate the safety and efficacy of Mazindol ER in patients with narcolepsy type 1 received approval from the independent Institutional Review Board (IRB). The AMAZE Program encompasses two almost-identical double-blind Phase 3 studies (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy. Along with IRB approval and the green light from the FDA, NLS has retained a contract research organization (CRO) and has enrolled a number of sites for the phase 3 studies. Once suitable capital has been secured, we expect the phase 3 program to commence as the sites are ready to begin enrolling patients.

Ongoing Business Development

Earlier this month, it was announced that NLS had entered into an exclusive worldwide option agreement with Aexon Labs, Inc., a privately held U.S. company (“Aexon Labs”), under which NLS may acquire global development and commercialization rights to Aexon Labs’ Dual Orexin Receptor Agonists platform, new molecular entities, highly selective dual oral orexin-1 and orexin-2 receptor agonists (OX1R and OX2R) with potential applications in the treatment of narcolepsy and idiopathic hypersomnia, as well as neuro-degenerative disorders such as Parkinson’s and Alzheimer’s disease. This option agreement represents a potentially leading next-generation, first-in-class, oral, dual orexin receptor agonist platform that is expected to address high unmet medical needs and has shown promising results in pre-clinical in vitro assays. Aexon Labs has plans to initiate proof-of-concept preclinical development in 2024.

The possibility to acquire this novel and unique platform, consisting of over 300 compounds, bridges the present to the future treatment of sleep disorders as well as other neuro-degenerative disorders. Orexin receptor pathways play vital regulatory roles in many physiological processes and studies have shown that orexin receptor pathways are involved in pathological processes of neurological diseases such as obesity, narcolepsy, depression, ischemic stroke, drug addiction and Alzheimer’s disease. These new compounds, in addition to our current pipeline, including Mazindol ER for the treatment of narcolepsy, NLS-4 focused on idiopathic hypersomnia, long-COVID and chronic fatigue syndrome, and NLS-11, addressing Kleine-Levin Syndrome and neurodegenerative diseases, will further complement and strengthen our sleep franchise. NLS will be uniquely positioned to hold the key to unlock the challenges associated with rare sleep disorders now and in the future.

In addition, NLS has initiated a comprehensive exploration of new opportunities that align with its core values and strengths, with the goal of diversifying NLS revenue streams, mitigating risks and creating lasting value for our stakeholders. As part of this process, the Company is considering a wide range of options with a focus on maximizing shareholder value, including strategic partnerships, out licensing assets of the Company, and other future strategic actions. Several strategic partnerships discussions are currently under way and in advanced stages of negotiations. As always, we continue to approach the sleep medicine market from a holistic perspective. The Global Sleep Medicine Market is estimated to increase to more than $100 Billion by 2030, with narcolepsy accounting for over $6 billion by 2030.

Leadership

In August of this year, we announced the appointment of Elena Thyen-Pighin to the position of Chief Financial Officer (CFO) & Head of Finance / Human Resources. Ms. Thyen-Pighin has extensive experience in leadership and management functions as both head of finance and human resources across several industries, including organizations similar to NLS. Based in Switzerland, Ms. Thyen-Pighin speaks 5 languages and has a strong and successful track record, most notably in accounting for both private and publicly listed enterprises.

Additionally, NLS announced in November the appointment of Dr. Florence Allouche Aknin and Dr. Claudio Bassetti to join the Board of Directors effective January 1, 2024.

●	Professor Claudio L. A. Bassetti, MD, is the chairman of the Neurology Department, Inselspital, Bern University Hospital and Dean, Medical Faculty, University of Bern, focused on sleep disorders. He has served as president of the European Neurological Society, European Sleep Research Society, and European Academy of Neurology, among other prominent appointments. He has authored over 560 publications and speaks six languages. A global leader in sleep medicine, he has pioneered studies in sleep disorders and stroke, as well as made fundamental contributions to the etiology, pathophysiology and management of narcolepsy.

●	Professor Florence Allouche Aknin, PharmD, MBA, is a professor at University Paris City, specializing in pharmaceutical innovation, partnership and fundraising. In 2022, Dr. Allouch Aknin launched Sorbonne Venture, a €100M fund dedicated to health technology. She is also Chairwoman of the Board of Directors for PepKon, a French biotechnology company. Among her many awards, Dr. Allouche Aknin was elected “Woman of the Year 2017” by the French financial magazine La Tribune, Women’s trajectory Award 2018 by HEC Paris, and Mercure Entrepreneurs Award 2019 by HEC Paris.

Professor Bassetti’s vast leadership in narcolepsy and sleep medicine and the fundraising and networking expertise of Professor Allouche Aknin will prove invaluable as we continue to evolve as a business and continue our mission to develop better therapies to safeguard and empower the brain throughout all stages of life.

Generating pre-approval, non-dilutive revenues

In November 2022, NLS launched a paid for Named Patient Program (NPP) for patients suffering from idiopathic hypersomnia (IH). Although the initial agreement was with Caligor Coghlan Pharma Services, we have terminated this agreement and plan to enter into a partnership with Durbin Global, a full-service, Expanded Access partner to pharmaceutical and biotech companies. The program will provide access to Mazindol ER for people living with narcolepsy who currently have no approved treatment options in the EU, UK and Rest-of-World (excluding the U.S. and Canada).

Our Why

As we close the books on 2023, I want to remind you of what NLS stands for and the critical elements that drive us forward each day. Our vision is to awaken a brighter future for patients by overcoming rare and complex CNS diseases and our mission is to develop better therapies to safeguard and empower the brain throughout all stages of life. Looking forward, we will continue to be motivated by our shared purpose of “connecting brains” as we work together to create a culture that inspires and motivates our team members to do what they do best. Our passionate team members make every effort to remain flexible and steadfast, always putting patients first.

In closing, I want to offer my sincerest gratitude to each of our incredibly talented people around the world for their hard work and commitment to delivering value every day. And to our shareholders, investors and partners, your ongoing trust and support help us make NLS the best it can be, every day. Thank you for the trust you place in and shared commitment to NLS Pharmaceutics.

I wish all our stakeholders a happy and healthy year-end as we look forward to a prosperous and productive 2024!

With gratitude,

Alex Zwyer

Chief Executive Officer

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This letter contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses Mazindol ER’s potential, the expected progress of its pipeline and opportunities and timing of clinical trials, its ability to obtain fast track designation, its ability to secure suitable capital, the potential benefits of NLS’ and Aexon Labs’ products, development plans and timing of studies, and the timing and the expected outcome of the option agreement, NLS’s ability to diversify its revenue streams, mitigate risks and create value for its stakeholders, potential strategic partnerships, out licensing assets of the Company, and other future strategic actions, the potential size of the Global Sleep Medicine Market and plans to enter into a new NPP. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com

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